Mail Stop 4561

August 12, 2009

Mr. Greggory Kalvin
Acting Chief Financial Officer, Vice President, Corporate Controller
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-1903

   Re: DineEquity, Inc.
     Form 10-Q for the Quarterly Period Ended September 30, 2008
     Filed October 31, 2008
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     File No. 001-15283

Dear Mr. Kalvin:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           Stephen Krikorian
           Accounting Branch Chief